UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CREXUS INVESTMENT CORP.
(Name of Subject Company (Issuer))

ANNALY CAPITAL MANAGEMENT, INC.
(Name of Filing Person (Offeror))

Common Stock, par value $0.01
(Title of Class of Securities)

226553105
(CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq. Chief Legal Officer Annaly Capital Management, Inc. 1211 Avenue of the Americas, Suite 2902 New York, New York Tel: (212) 696-0100 Fax: (212) 696-9809
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:
David W. Bernstein, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022

 Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

On January 31, 2013, Annaly Capital Management, Inc. (“Annaly”) issued a press release stating that it had entered into an Agreement and Plan of Merger (“Merger Agreement”), dated as of January 30, 2013, with CreXus Investment Corp. and CXS Acquisition Corporation, a wholly owned subsidiary of Annaly.  A copy of that press release is Exhibit 99.1 to this Schedule TO.

Tender Offer Statement

The press release that is an Exhibit to this Schedule TO is a pre-commencement communication.  It is not an offer to purchase, or a solicitation of an offer to sell, shares of the common stock of CreXus or any other securities.

If the prospective tender offer contemplated by the Merger Agreement commences, on the commencement date of the tender offer, Annaly will distribute, and will file with the Securities and Exchange Commission (“SEC”), an Offer to Purchase and other documents that contain information about the tender offer and include a means for CreXus stockholders to tender common stock.

If there is a tender offer as contemplated by the Merger Agreement, investors and security holders are urged to read the tender offer statement when it is available because it will contain important information.  Security holders will be able to get the tender offer statement and other filed documents for free at the SEC’s website (http://www.sec.gov) and at Annaly’s website (http://www.annaly.com).

Item 12.  Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release dated January 31, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2013

By:	/s/ R. Nicholas Singh
Name: R. Nicholas Singh
Title: Chief Legal Officer